WICKERSHAM & MURPHY
 A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW
430 CAMBRIDGE AVENUE, SUITE 100
 PALO ALTO, CALIFORNIA 94306
 TELEPHONE: (650) 323-6400
 FAX: (650) 323-1108

January 12, 2012

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Julie F. Rizzo, Attorney-Advisor

Re: S&W Seed Company
         Registration Statement on Form S-3
         Filed December 14, 2011
         File No. 333-178481

         Post-Effective Amendment No. 2 to Form S-1 on Form S-3
         Filed December 14, 2011
         File No. 333-164588

         Your Comment Letter dated January 5, 2012

Ladies and Gentlemen:

On behalf of our client, S&W Seed Company (the "Company"), we are hereby filing (i) Amendment No. 1 ("Amendment No. 1") to the Company's Registration Statement on Form S-3, which was initially filed with the Securities and Exchange Commission (the "Commission") on December 14, 2011 (the "S-3 Registration Statement") and (ii) Post-Effective Amendment No. 3 to Form S-1 on Form S-3 ("Post-Effective Amendment No. 3"), which also was filed with the Commission on December 14, 2011.

Amendment No. 1 and Post-Effective Amendment No. 3 have been revised to reflect the Company's response to the comments received by facsimile on January 6, 2012 from the staff of the Commission (the "Staff"). For ease of review, we have set forth below each of the numbered comments of your letter and the Company's responses thereto. All page numbers in the responses below refer to Amendment No. 1 and/or Post-Effective Amendment No. 3, as applicable, except as otherwise noted.

Division of Corporation Finance
Securities and Exchange Commission
January 12, 2012

In addition to responding to the January 5, 2012 comment letter, Amendment No. 1 has been revised throughout to delete any reference to registration of debt securities, and both Amendment No. 1 and Post-Effective Amendment No. 3 have been revised, where appropriate, to reflect the fact that S&W Seed Company has reincorporated from Delaware to Nevada. Finally, the disclosure has also been updated to a more current date with respect to information such as a current stock price and securities outstanding.

The Company's responses to the Staff's January 5, 2012 comments are as follows:

Form S-3

General

1. Please file the legality opinion prior to effectiveness. Please allow sufficient time for staff review as we may have comment upon review of the opinion.

Response: The legality opinion required by Form S-3 has been filed as Exhibit 5.1 to Amendment No. 1.

Prospectus Summary

Our Company, page 5

2. Please disclose your net loss for the fiscal year ended June 30, 2011 in the opening paragraphs of this section. Please revise the summary section of your post-effective amendment in this manner as well.

Response: The Company has revised the Prospectus Summary of both Amendment No. 1 and Post-Effective Amendment No. 3 to disclose that it incurred a net loss of $811,448 for the fiscal year ended June 30, 2011. In addition, in order to provide a balanced snapshot of the Company's results and because the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2011 has been expressly incorporated by reference, the Company also has noted in its revised disclosure that it earned net income of $522,765 for the first fiscal quarter of the current fiscal year. Please see page 5 of Amendment No. 1 and page 4 of Post-Effective Amendment No. 3.

Please do not hesitate to contact me if you have further comments or if I can be of assistance in any way. I can be reached by telephone at (650) 323-6400 x 14, by e-mail at debbie@wickersham.com or by facsimile transmission at (650) 323-1108. Pursuant to my telephone conversation with Nolan McWilliams on January 11, 2012, we are holding the Company's acceleration request until the Staff has had an opportunity to review the new filings

Division of Corporation Finance
Securities and Exchange Commission
January 12, 2012

and has notified me that it would be appropriate to file the acceleration request. Thank you for your assistance on this filings.

Very truly yours,

/s/ Debra K. Weiner

cc: Nolan McWilliams
     Mark S. Grewal
     Matthew K. Szot